UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUED PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                February 26, 2004

                        Commission File Number 000-26498


                             NUR MACROPRINTERS LTD.
             (Exact Name of Registrant as Specified in its Charter)


                                 Not Applicable
                 (Translation of Registrant's Name into English)


                          12 Abba Hillel Silver Street
                                    Lod 71111
                                     Israel
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  |X|             Form 40-F  |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   |_|                  No  |X|

If "Yes" is marked, include below the file number assigned to the registrant in connection with Rule 12g3-2(b).

Attached hereto and incorporated by reference herein is a press release of the registrant, dated February 26, 2004.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto authorized.


                                                NUR MACROPRINTERS LTD.



Date: February 26, 2004                        By:   /s/ DAVID AMIR
                                                  ------------------------------
                                                  Name:  David Amir
                                                  Title: Chief Executive Officer

[GRAPHIC OMMITTED]                                                          NEWS
--------------------------------------------------------------------------------



CONTACT:        David Seligman CFO
                972-67-726-559
                cfo@nur.com

PORTFOLIO PR    Paul Holm/Dahlia Bailey
CONTACTS:       212-736-9224
                pholm@portfoliopr.com / dbailey@portfoliopr.com

           NUR MACROPRINTERS RETURNS TO PROFITABILITY AFTER TWO YEARS

                                    ---------
                Will Offer New Market-Driven Products & Services
                                    ---------

Completion  of  Restructuring  Plan  Leads  to  $4.6M of  Charge  and  Inventory
Write-Off

LOD, Israel; February 26, 2004 -- NUR Macroprinters (Nasdaq-SCM: NURM), a leading supplier of wide-format inkjet production printing systems, today announced that after more then two years, it has returned to profitability (on a non-GAAP basis) and a positive cash flow from operating activity in the fourth quarter ended December 31, 2003. The Company has also reported a positive cash flow from operating activity, such that in addition to an exercise of $2.0 million of a convertible stand-by loans, has raised cash levels above $11.0 million.

On a GAAP basis the Company reports a loss of $4.8 million, which includes extraordinary charges and write-off of inventory of $5.3 million. The Company believes that since the extraordinary charges and write-offs are related to its previously announced reorganization plan, they do not reflect the true current business of the Company.

The Company also reported that it had reached new agreements with its banks regarding loan covenants which better suits the Company's business plans going forward.

Revenues for the fourth quarter of 2003 were $18.2 million, compared to $19.5 million in the fourth quarter of 2002, and $17.1 million during the prior quarter. Excluding extraordinary charges and write-off of inventory of $5.3 million, operating profit in the fourth quarter of 2003 was $0.9 million and net income was $0.5 million or $0.03 per basic share, compared to an operating loss of ($1.1) million, excluding extraordinary charges and write-off of inventory of $15.7 million, and a net loss of ($1.4) million or ($0.08) per basic share in the fourth quarter of last year. Taking into account extraordinary charges and inventory write-off, results for the fourth quarter were an operating loss of ($3.7) million and a net loss of ($4.8) million or ($0.28) per basic share, compared to an operating loss of ($16.8) million and a net loss of ($17.1) million or ($1.00) per basic share in the fourth quarter last year.

                                   -- more --

Revenues for the full year 2003 were $65.6 million compared to $85.3 million in 2002. Excluding extraordinary charges and write-off of inventory of $24.1 million, operating loss in 2003 was ($1.6) million and net loss was ($3.6)
million, or ($0.21) per basic share, compared to an operating loss of ($4.5) million in prior year, excluding extraordinary charges and write-off of inventory of $18.1 million compared to a net loss of ($6.0) million, or ($0.35) per basic share, in the prior year. Taking into account extraordinary charges and inventory write-off, results for 2003 included an operating loss of ($25.0) million and a net loss of ($27.7) million, or ($1.60) per basic share, compared to an operating loss of ($22.6) million and a net loss of ($24.1) million, or ($1.42) per share, in the fourth quarter 2002.
Dan Purjes, Chairman of the Board, commented, "In the past few months we brought in a new management team to NUR that has revitalized the Company. Led by CEO David Amir, the management team has tackled many difficult challenges and was able to complete the restructuring of the Company and to restore it to profitability. With improving business conditions the Company is well positioned to capitalize its energies on growth and profits. The Board is very pleased with NUR's progress and stands ready to provide it with whatever support is needed to ensure continued success."

David Seligman, Chief Financial Officer of NUR Macroprinters, commented, "The return to profitability and positive cash flow from ordinary business activities, as presented in our non-GAAP results, represents the completion of our transition and transformation period, and the return to our core mission of being the leading supplier of market-driven digital wide-format inkjet printing systems and services. We have completed the transfer of our U.S. headquarters from San Antonio Texas to the New-York metropolitan area; moved and integrated the U.S. based ink and machine production to Israel;; replaced six of the top seven senior management positions around the world; and carried out major cost cutting and rationalization programs."

Seligman continued, "We now believe that our assets better suit our reorganized operations. NUR has dramatically improved its manufacturing capacity and has stabilized operations, including logistics and services, quality control and excellent product development. We have also reached a new agreements with our banks, regarding new loan covenants that better suite our business plan"

"We are on track in our plan to improve our financial performance. Our fourth quarter results, on a non-GAAP basis, are even better than expected and as guided in our conference call last October. We have attained continuing improvement in our operating profit, on a non-GAAP basis, and expect this trend to continue. We are also reporting an extraordinary charge and an inventory write-off of $5.3 million, resulting from the completion of the restructuring plan, including write-off of lease improvements to our former building in Boston and to a one-time non-cash charge of $0.7 million for a beneficial conversion feature of the convertible loan. NUR now believes that its reorganization is behind it and that it can go forward with its business plans," concluded Seligman.


                                   -- more --

David Amir, CEO and President of NUR Macroprinters, gave this assessment, "Since taking the position of CEO of NUR in April 2003, my emphasis has been on a return to positive cash flow, profitability and sales growth, in that order. We believe that we have achieved these objectives and we are now moving to the next stage: grow the business while improving cash flow and profitability."

Amir continued, "Our product lines have been streamlined and provide good answers to the variety our market requires: The Tempo is extremely well accepted worldwide, the Fresco has strengthened its position as the "industry workhorse" and the Ultima HiQ is being offered as a cost-effective production machine. We now manufacture all machines in one place, which provides reduced cost and greater flexibility.

Mr. Amir concluded: "During 2004, we plan extensive marketing activities in which we will introduce new products that address market needs as well as include exciting innovations for long term breakthroughs. These new products will be unveiled at trade shows during the second quarter 2004. We will participate in the "Sign UK" show in March, "ISA" (International Sign Expo. U.S.) show in April and DRUPA show (Germany) in May."

The Company also reported that it expect revenue in the first quarter 2004 to be $17 to $18 million, gross margins to be 40-41 percent and operating expenses to be $7 to $8 million. As a result it expects to show a nominal net profit or 0 cents per share in the first quarter 2004. For the full year 2004 it expect revenue to be $80 to $82 million, with similar gross margins and operating expenses of $29 to $32 million. As a result of financial and other expenses of $2.0 to $2.8 million it expects to report a net profit of $2.0 to $2.5 million, or $0.08 to $0.12 cents per share, for the full year 2004.

The Company will host a conference call to discuss these results on Thursday, February 26 at 10:00 am EST (17:00 Israel time). To participate, please call 1-888-858-4066 (U.S. toll free), 1-973-935-2401 (Israel toll free) or
++1-800-931-5196 (International), ID Code: "NUR MACROPRINTERS". A PowerPoint presentation highlighting key financial metrics will be available in the Investor Relations section of the Company's web site, www.nur.com through the First Quarter 2004. The conference call also will be available for replay for 14 days starting 12pm EST on the day of the call, by calling 877-519-4471 (U.S.) / +973-341-3080(International and Israel) and enter conference ID number NUR MACROPRINTERS ".


                                   -- more --

ABOUT NUR MACROPRINTERS LTD.

NUR Macroprinters (Nasdaq-SCM: NURM) is a leading supplier of wide-format inkjet printing systems used for the production of out-of-home advertising materials. From entry-level photo-realistic printers to high-throughput production presses, NUR's complete line of cost-effective, reliable printing solutions and companion inks are helping customers in over 100 countries worldwide address the full spectrum of wide-format printing requirements. NUR customers, including commercial printing companies, sign printers, screen printers, billboard and media companies, photo labs, and digital printing service providers, count on NUR to help them deliver the high quality and fast turnaround they need to meet their clients' exacting demands and succeed in today's competitive marketplace. More information about NUR Macroprinters is available at www.nur.com .

                               (TABLES TO FOLLOW)

SAFE HARBOR: Certain statements made herein that use the words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of NUR Macroprinters Ltd. To be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for NUR Macroprinters Ltd's products, inability to timely develop and introduce new technologies, products and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to NUR Macroprinters Ltd.'s reports filed from time to time with the Securities and Exchange Commission. This press release is available at www.nur.com and www.portfoliopr.com/



                                           NUR MACROPRINTERS LTD.
                                 Condensed Balance Sheets, US$ in thousands

                                                   December 31,       December 31,
                                                       2003               2002
                                               ----------------------------------------
                                                    Un audited           Audited
Current Assets :
   Cash and cash equivalents                                 10,929             10,505          4%
   Short-term restricted cash                                   144              1,163        (98%)
   Accounts receivable - trade                               18,571             28,777        (35%)
   Other receivables and prepaid expenses                     5,800              5,531          5%
   Inventories                                               15,947             24,297        (34%)
                                               --------------------------------------------------------------

Total Current Assets                                         51,391             70,273        (27%)
                                               --------------------------------------------------------------

Long-term investments
Long-term accounts receivables - trade                          758              1,760        (57%)
Investment in an affiliate                                    1,048                590         78%
Restricted long-term bank deposits                               44                185        (76%)
Long-term prepaid expenses                                       84                152        (45%)
Severance pay funds                                             810                916        (12%)
                                               --------------------------------------------------------------
                                                              2,744              3,603        (24%)
                                               --------------------------------------------------------------

Property, plant  and equipment, net                           6,084             11,576        (47%)

Other assets, net                                               736                854        (14%)
                                               --------------------------------------------------------------

Deferred income taxes                                           989              1,589        (38%)

Total assets                                                 61,944             87,895        (30%)
                                               ==============================================================

Liabilities and Shareholders' Equity
Current Liabilities :
Short - term bank credit and short-term bank
loans                                                        15,104              5,844         158%
Current maturities of long - term loans                         862              2,020        (57%)
Trade payables                                                8,724             16,444        (47%)
Other accounts payable and accrued expenses                   7,777              8,984        (13%)
Customer advances                                                54                270        (80%)
                                               --------------------------------------------------------------
Total Current Liabilities                                    32,521             33,562         (3%)
                                               --------------------------------------------------------------
Long -Term Liabilities :
Long - Term loans, net of current maturities                 29,981             30,051          0%
Accrued severance pay                                           945              1,122        (16%)
                                               --------------------------------------------------------------
                                                             30,926             31,173         (1%)
                                               --------------------------------------------------------------

Shareholders' Equity :
Share capital                                                 4,261              4,202          1%
Additional paid in capital                                   46,962             45,697          3%
Receipt on account of shares                                  1,534                  -         100%
Accumulated other comprehensive loss                        (1,137)            (1,286)        (12%)
Accumulated Deficit                                         -53,123           (25,453)         109%
                                               --------------------------------------------------------------
Total Shareholders' Equity                                  (1,503)             23,160        (106%)
                                               --------------------------------------------------------------
Total Liabilities and Shareholders' Equity                   61,944             87,895        (30%)
                                               ==============================================================



                                                                         NUR MACROPRINTERS LTD.
                                                                Consolidated Statements Of Operations
                                                               U.S. $ in thousands, except per share data

                                              Three months ended December 31                 Twelve months ended December 31
                                        ------------------------------------------- ----------------------------------------------
                                                 2003                 2002                   2003                    2002
                                        --------------------- --------------------- ---------------------- ------------------------
                                           GAAP   non-GAAP(1)    GAAP   non-GAAP(2)   GAAP     non-GAAP(3)   GAAP     non-GAAP (4)
                                        Unaudited   Unaudited Unaudited   Unaudited Unaudited  Unaudited   Unaudited   Unaudited
                                        ---------  ---------- ---------    -------- ----------   ---------  ---------    ---------
Revenues
  Sales of printers and related products $ 18,242    $ 18,242  $ 19,520    $ 19,520   $ 65,574    $ 65,574   $ 85,255     $ 85,255

                                           18,242      18,242    19,520      19,520     65,574      65,574     85,255       85,255
Cost of revenues
  Cost of sales of printers and related
products                                   10,461      10,461    12,265      12,265     39,665      39,665     57,360       57,360
  One time inventory write-offs             3,120           0       975           0     13,154           0        975            0
                                           13,581      10,461    13,240      12,265     52,819      39,665     58,335       57,360
                                        ---------  ---------- ---------    -------- ----------   ---------  ---------    ---------
Gross profit                                4,661       7,781     6,280       7,255     12,755      25,909     26,920       27,895
                                           25.55%       42.65%    32.17%      37.17%     19.45%      39.51%     31.58%       32.72%
Research & Development expenses             1,703       1,703     2,337       2,337      7,233       7,233      9,191        9,191
Less-Grants                                     0           0      (339)       (339)      (687)       (687)    (1,449)      (1,449)
Research & Development expenses, net        1,703       1,703     1,998       1,998      6,546       6,546      7,742        7,742
Selling expenses, net                       2,651       2,651     3,307       3,307     11,321      11,321     12,744       12,744
General and administrative expenses         2,548       2,548     3,061       3,061      9,690       9,690     11,953       11,953
Amortization of intangible assets               0           0    11,399           0          0           0     12,885            0
One time doubtful debts expenses                0           0     2,881           0      6,694           0      2,881            0
Restructuring and other extraordinary
expenses                                    1,476           0       452           0      3,550           0      1,300            0
                                            6,675       5,199    21,100       6,368     31,255      21,011     41,763       24,697
                                        ---------   --------- ---------    -------- ----------   ---------  ---------    ---------
Operating income (loss)                    (3,717)        879   (16,818)     (1,111)   (25,046)     (1,648)   (22,585)      (4,544)

Financial expenses net                       (231)       (231)     (393)       (393)    (1,481)     (1,481)    (1,322)      (1,322)
Other expense net                            (162)       (162)       11          11       (265)       (265)      (124)        (124)
One Tine Beneficial Conversion Feature
(5)                                          (676)          0         0           0       (676)          0          0            0
                                        ---------  ---------- ---------    -------- ----------   ---------  ---------    ---------
Income/(loss) before taxes and equity      (4,786)        486   (17,200)     (1,493)   (27,468)     (3,394)   (24,031)      (5,990)
losses

Taxes on income                                 4           4        93          93       (202)       (202)       (34)         (34)
                                        ---------  ---------- ---------    -------- ----------   ---------  ---------    ---------
Net Income/(Loss) for the period          $(4,782)      $ 490  $(17,107)    $(1,400)  $(27,670)    $(3,596)  $(24,065)     $(6,024)

                                           -26.21%       2.69%   -87.64%      -7.17%    -42.20%      -5.48%    -28.23%       -7.07%

Profit/(Loss) per basic share              $(0.28)     $ 0.03    $(1.00)     $(0.08)    $(1.60)     $(0.21)    $(1.42)      $(0.35)
Profit/(Loss) per diluted share                 -           -         -           -          -           -          -            -

Weighted average number of shares
     outstanding during the period (6) 17,361,456  17,361,456 17,132,953 17,132,953 17,282,089  17,282,089 17,005,606   17,005,606
 Weighted average number of shares
outstanding during the period used for
diluted loss per share                          -           -         -           -          -           -          -            -

Non-GAAP results of operations excludes the following expenses:

(1)  Excluding  $1.5m of  restructuring  and  other  extraordinary  expenses,  inventory  write-off  of $3.1m and $0.7m for One Time
     Beneficial Conversion Feature (see 5)

(2)  Excluding $3.3m of restructuring and other  extraordinary  expenses and inventory  write-offs of $1m,  impairment of intangible assets of $10.9m and current amortization of intangible assets of $0.5ms

(3)  Excluding $3.5m of restructuring and other extraordinary  expenses,  $6.7m of doubtful debts expenses,  inventory write-offs of
     $8.7m ,inventory provision of $4.5m and $0.7m for One Time Beneficial Conversion Feature (see 5)

(4)  Excluding $4.2m of restructuring and other extraordinary expenses, inventory write-offs of $1m, impairment of intangible assets of $10.9m and current amortization of intangible assets of $2m

(5)  One time charge of $0.7m for beneficial conversion feature related to the conversion of convertible loan

(6)  In return to $2,000k  investment  received on December 2003,  3.2M shares were issued during January 2004. The number of shares does not include this amount


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